Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) as at and for the three and six months ended June 30, 2014, 2013 Annual MD&A and 2013 Audited Annual Consolidated Financial Statements and Notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 6, 2014 and was reviewed by the Audit Committee of our Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s first quarter 2014 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and our Board in assessing our performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

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Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	American Airlines AAdvantage	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Express Membership Rewards
•	US Airways Dividend Miles	•	Lanpass

In 2014, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2014 include:

  Quarterly revenue of $70,445, an increase of $28,521 or 68% over the prior year quarter;

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  Quarterly gross margin of $10,807, an increase of $3,398 or 46% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 6 for definition and explanation);

  Net income of $1,220, higher by $1,002 from the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $2,566, higher by $1,394 or 119% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 9 for definition and explanation); and

  As at June 30, 2014, the company has cash and cash equivalents of $59,614 and no debt.

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts) (unaudited)	2014	2013	2014	2013
Revenue	$70,445	$41,924	$128,702	$78,842
Gross margin[1]	10,807	7,409	19,075	14,068
Other operating costs	8,241	6,237	15,309	12,367
Adjusted EBITDA[2]	2,566	1,172	3,766	1,701
Operating income (loss)[3]	1,960	348	2,684	(70)
Net income	$1,220	$218	$1,663	$170
Earnings per share
Basic	$0.08	$0.01	$0.11	$0.01
Diluted	$0.08	$0.01	$0.11	$0.01
Weighted average shares outstanding
Basic	15,401,248	15,202,067	15,384,557	15,187,624
Diluted	15,644,840	15,502,189	15,653,519	15,453,462
Total assets	$91,899	$73,788	$91,899	$73,788
Shareholders' equity	$34,698	$27,912	$34,698	$27,912

1 Gross margin is an additional GAAP measure. Refer to page 6 for definition and explanation.
2 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 9 for definition and explanation.
3 Operating income (loss) is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

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BUSINESS RESULTS AND OUTLOOK

The financial results of the Corporation for the second quarter of 2014 include the Corporation generating record quarterly revenues, reflecting the increased transactional activity originating from loyalty consumers of existing partnerships and from the new partnerships launched over the course of the past twelve months.

The Corporation generated record quarterly revenues of $70,445 for the period ended June 30, 2014, which represented a 68% increase year-over-year. Similarly, gross margin increased to $10,807, up 46% from the second quarter of 2013. The growth in the Corporation’s revenue and gross margin was attributable to higher transactional activity across the Corporation’s Buy, Gift and Transfer products from loyalty customers both with existing and new loyalty partners launched over the last twelve months. As the Corporation continues to strengthen its relationships with loyalty programs, and understand the loyalty program’s membership base, it will focus on consumer awareness mandates that will help further increase transactional activity with the Corporation’s products and continue to grow revenues and gross margin dollars.

In line with the increase in revenue and gross margin, Points and miles transacted in the second quarter of 2014 totalled 5.8 million, an increase of 50% on a year-over-year basis, and reflective of the incremental transactional activity from loyalty customers with loyalty partners launched over the last twelve months, as well as growth in transactional activity within the Corporation’s existing partnership base through effective marketing and merchandising efforts.

The growth in revenues and gross margin contributed to positive Adjusted EBITDA and net income, with the Corporation recording second quarter Adjusted EBITDA of $2,566, an increase of $1,394 year-over-year, and net income of $1,220, an increase of $1,002 from the second quarter of 2013.

In the second quarter of 2014, the Corporation completed the acquisition of Accruity Inc., the San Francisco start-up operator of the PointsHound loyalty-based hotel booking service. While the booking service is not anticipated to be a material revenue contributor, the founders of Accruity Inc. have joined the Corporation as full-time employees and will be focused on continuing to evolve and improve the Corporation’s proprietary consumer offerings, and have established a software development office in San Francisco that will be focused on this mandate.

In addition to this, the Corporation successfully rolled out its Buy, Gift and Transfer products to members of the Hilton HHonours Worldwide LLC program. With over 3,900 locations in 91 countries, the Corporation anticipates that HHonors program member activity will grow to be a meaningful portion of the Corporation’s total revenues. The Corporation also launched Etihad Guest Miles on the Points Business Solutions platform. Etihad Airways global reach makes it a program with international appeal. The addition of Etihad Guest Miles to the Corporation’s business solutions products allow approved merchants to acquire quantities of Etihad Guest Miles to incentivize activity with their own prospective customers. Shortly after the second quarter of 2014, the Corporation launched the Transfer product for members of Air France-KLM. The addition of this product will allow Air France-KLM Flying Blue loyalty members to Transfer Award Miles through the Corporation’s platform.

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Revenue from additional new partner and product launches in 2014, including all previously announced partnerships, are expected to contribute more in the second half of the year. While new product and partner launches continues to be an important driver of transactional growth overall, there continues to be expansion of transactional activity with existing partners and products. Year to date, and on a year over year basis, existing partners and products have grown by over 10%. The Corporation remains on track to meet its 2014 revenue guidance and expects to see continual year-over-year revenue growth in 2014. Management also remains focused on long term growth and will continue to make meaningful investments throughout 2014 towards innovating and expanding its core business, evolving its open platform strategy, and improving data and transactional capabilities.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is an additional GAAP measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance as it represents the amount of revenues retained by the Corporation after incurring direct costs. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on making strategic investments, these new deals and products are expected to be accretive to overall profitability. Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollar) (unaudited)	2014	2013	2014	2013
Principal revenue	$67,908	$39,891	$124,070	$74,491
Other partner revenue	2,516	2,023	4,592	4,327
Interest revenue	21	10	40	24
Total revenue	70,445	41,924	128,702	78,842
Direct cost of principal revenue	59,638	34,515	109,627	64,774
Gross margin[1]	$10,807	$7,409	$19,075	$14,068
Gross margin %	15%	18%	15%	18%

1 Gross margin is an additional GAAP measure. Refer to page 6 for definition and explanation.

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The Corporation generated revenue of $70,445 for the three months ended June 30, 2014, an increase of $28,521 or 68% over the same quarter of 2013. The increase in revenues over the prior year period is due to the launch of new partnerships and products over the last twelve months, as well as organic growth from existing partnerships. Similarly, revenue for the six month period ended June 30, 2014, increased $49,860 or 63% over the comparable prior year period, and was largely impacted by incremental revenues provided from new partners and products launched over the last twelve months, as well as organic growth from the Company’s existing partnership base.

Principal revenue for the second quarter of 2014 was $67,908, an increase of $28,017 or 70% over the second quarter of 2013. Principal revenue for the six month period ended June 30, 2014 increased $49,579 or 67% over the comparable prior year period. The increase in principal revenue over the prior year quarter is largely attributable to the new partners launched over the last twelve months. New partnerships launched over the last twelve months include the Buy, Gift, and Transfer program with Southwest’s Rapid Rewards members in 2013, as well as the Buy, Gift, and Transfer program with Hilton HHonors members in the second quarter of 2014. Revenue growth is dependent on various factors, including the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the effectiveness of other marketing campaigns initiated by the Corporation to generate incremental revenues.

Other partner revenue for the second quarter of 2014 was $2,516, higher by $493 or 24% from the second quarter of 2013. The year-over-year increase was largely due to increased activity with existing partnerships as well as an increase in revenues from new partnerships.

Gross margin for the second quarter of 2014 was $10,807, an increase of $3,398, or 46%, from the prior year quarter. The increase in gross margin dollars was largely driven by incremental transactions coming from new partnerships launched in 2013 and 2014 as well as organic growth within the existing partnership base. As anticipated, gross margin percentage decreased from 18% in the second quarter of 2013 to 15% in the second quarter of 2014, mainly due to revenue growth from larger principal partnerships, which typically have an overall lower gross margin percentage. On a year to date basis, gross margin for the six months ended June 30, 2014 increased $5,007 or 36% over the comparable prior year period.

ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2014	2013	2014	2013
Employment costs	$6,151	$4,374	$11,656	$8,869
Marketing and communications	328	307	526	576
Technology services	280	323	499	558
Operating expense	1,482	1,233	2,628	2,364
Total ongoing operating costs	$8,241	$6,237	$15,309	$12,367

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Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the second quarter of 2014 were $8,241, an increase of $2,004, or 32%, from the second quarter of 2013. For the six months ended June 30, 2014, ongoing operating costs increased $2,942 or 24% versus the comparable prior year period.

The increase in ongoing operating costs over the prior period was primarily attributable to an increase in employment costs related to higher head-count and higher operating expenses, as discussed below.

Employment Costs

Employment costs including salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $6,151 in the second quarter of 2014 increased $1,777, or 41%, from the second quarter of 2013. For the six months ended June 30, 2014, employment costs increased $2,787 or 31% from the comparable prior year period.

The increase in employment costs over the prior year periods was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 131 in the second quarter of 2013 to 166 in the second quarter of 2014. Head-count additions made over the last twelve months were in line with the Corporation’s strategic focus to expand its core products, to target new opportunities in markets where the Corporation has a minimum footprint, to advance the Corporation’s open platform strategy, and to improve its data and transactional capabilities. Accordingly, additions over the last twelve months were primarily made in the areas of software development, marketing, and business development. These additions include new hires at the Corporation’s UK office, as well as additions to the Corporation’s new software development office in California resulting from the acquisition of Accruity Inc. The Corporation will continue to make strategic head-count investments for the balance of 2014 in these areas as it executes on its long term strategic objectives.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other online marketing and promotional activities. Marketing costs for the second quarter of 2014 increased $21 or 7% from the second quarter of 2013. This increase from the prior year quarter was primarily driven by increased promotional activities and advertising costs. For the six months ended June 30, 2014, marketing and communications costs decreased $50 or 9% versus the comparable prior year periods. This decrease was primarily attributable to reduced sponsorship activities in the current year.

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Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology Service costs for the second quarter of 2014 decreased $43 or 13% from the second quarter of 2013. For the six months ended June 30, 2014, technology costs decreased $59 or 11% from the comparable prior year period. The decrease from prior periods is mainly due to the additional costs incurred by the Corporation related to IT system activities in 2013. This expenditure line is expected to grow marginally throughout the balance of the year.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the second quarter of 2014 were $1,482, an increase of $249, or 20% from the second quarter of 2013. The increase from the prior period was primarily related to higher consulting and professional services costs incurred in 2014. For the six months ended June 30, 2014, operating expenses increased $264 or 11% from the prior year period. The increase from prior periods is mainly driven by higher consulting and professional service costs, as well as higher travel costs that are mostly attributable to growth in international business development activities. The increases largely relate to legal costs associated with the acquisition of Accruity Inc., which were approximately $133 and incurred in the second quarter of 2014.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

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Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)(unaudited)	2014	2013	2014	2013
Net Income	$1,220	$218	$1,663	$170
Interest and other income	-	-	(5)	-
Income tax expense (recovery)	740	130	1,026	(240)
Depreciation and Amortization	544	848	1,088	1,767
Foreign exchange loss (gain)	62	(24)	(6)	4
Adjusted EBITDA[1]	$2,566	$1,172	$3,766	$1,701

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 9 for definition and explanation.

For the quarter ended June 30, 2014, the Corporation’s Adjusted EBITDA was $2,566, an increase of $1,394 or 119% from the second quarter of 2013. For the six months ended June 30, 2014, Adjusted EBITDA of $3,766 increased $2,065 or 121% over the comparable prior year period, largely due to the growth in gross margin being accretive to Adjusted EBITDA. The increase from the prior period was largely due to an increase in gross margin dollars from increased activity with existing partnerships as well as contributions made from new partnerships launched over the last twelve months.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2014	2013	2014	2013
Depreciation and amortization	$544	$848	$1,088	$1,767
Foreign exchange loss (gain)	62	(24)	(6)	4
Interest and other charges	-	-	-	-
Income tax expense (recovery)	740	130	1,026	(240)
Total	$1,346	$954	$2,108	$1,531

Depreciation and Amortization Expense

Depreciation and amortization expense in the second quarter of 2014 decreased $304, or 36%, from the second quarter of 2013. For the six months ended June 30, 2014, depreciation and amortization expense decreased $679 or 38% over the comparable prior year period. The decrease in expense from prior periods is due to certain assets being fully amortized during 2013.

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Foreign Exchange (“FX”) Gain / Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. The net effect after translating the balance sheet accounts is recorded in the consolidated interim statement of comprehensive income (loss) for the period.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the second quarter of 2014 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended June 30, 2014, the Corporation reclassified $147 loss, net of tax, from other comprehensive loss into net income. The cash flow hedges were effective for accounting purposes at June 30, 2014. Realized losses from the Corporation’s hedging activities, in 2014, were driven by the appreciation of the U.S. dollar.

For the quarter ended June 30, 2014, the Corporation recorded a foreign exchange loss of $62 compared with a foreign exchange gain of $24 in the second quarter of 2013, primarily driven by a depreciation of the US dollar resulting in realized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. In the second quarter of 2014, a deferred tax liability, of $321, associated with the intangible assets acquired in the Accruity Inc. acquisition, was recognized as at the acquisition date. The Corporation recorded an income tax expense of $740 for the quarter ended June 30, 2014. Income tax expense was $1,026 for the six months ended June 30, 2014. This expense largely relates to the reduction of the deferred tax asset, as

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taxable income was incurred in the second quarter of 2014 and for the first six months of 2014, and was slightly offset by a reduction of the deferred tax liability in the second quarter of 2014.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts) (unaudited)	2014	2013	2014	2013
Net income	$1,220	$218	$1,663	$170
Earnings per share
Basic	$0.08	$0.01	$0.11	$0.01
Diluted	$0.08	$0.01	$0.11	$0.01

The Corporation reported net income of $1,220 for the quarter ended June 30, 2014 compared with a net income of $218 for the quarter ended June 30, 2013. Net income for the six months ended June 30, 2014 of $1,663, up from $170 for the comparable prior year period. The increase from the prior periods was primarily attributable to an increase in gross margin from principal partnerships launched over the last twelve months, as well as increased margin dollars from the organic growth of existing partnerships. These increases were partially offset by an increase in employment costs driven by an increase in FTEs as well as higher operating expenses.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,401,248 common shares for the quarter ended June 30, 2014, compared with 15,202,067 common shares for the quarter ended June 30, 2013. The Corporation reported basic earnings per share of $0.08 for the second quarter of 2014 compared with basic earnings per share of $0.01 for the second quarter of 2013.

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BALANCE SHEET VARIANCES
Consolidated Balance Sheet Data as at	June 30,	Dec 30,
(In thousands of US dollars) (unaudited)	2014	2013
Cash and cash equivalents	$59,614	$64,188
Restricted cash	1,602	1,602
Funds receivable from payment processors	6,882	9,071
Accounts receivable	1,886	1,401
Prepaid expenses and other assets	2,419	2,210
Total current assets	$72,403	$78,472
Property and equipment	1,916	2,092
Intangible assets	2,794	1,855
Goodwill	4,299	2,580
Deferred tax assets	4,878	5,966
Long-term investment	5,000	3,500
Other assets	609	547
Total non-current assets	$19,496	$16,540

Accounts payable and accrued liabilities	5,100	4,783
Payable to loyalty program partners	50,716	56,111
Current portion of other liabilities	699	1,134
Total current liabilities	$56,515	$62,028
Total non-current liabilities	$686	$437
Total shareholders’ equity	$4,698	$2,547

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance decreased $4,574 primarily due to the Corporation completing its final tranche investment in China Rewards in the amount of $1,500, the acquisition of Accruity Inc. in the second quarter of 2014 with cash consideration of $1,511, and changes in non-cash balances during the period which were mainly attributable to the timing of receipt of payments from select partners’ promotional activities and the timing of payments to loyalty partners’ related promotional activities.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $2,189, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors.

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Intangible assets

The Corporation’s intangible assets balance increased $939, and was primarily driven by additional software development costs capitalized in 2014 and the intangible asset recognized on the acquisition of Accruity Inc. in the amount of $731.

Goodwill

The Corporation’s goodwill balance increased $1,719, and this was related to goodwill that arose on the acquisition of Accruity Inc. on April 22, 2014.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $1,088, as a result of the taxable income generated in the first six months of 2014.

Long-term investment

The Corporation’s long-term investment balance increased $1,500 and this was related the Corporation’s final tranche payment to China Rewards during the period. The Corporation has fully funded its commitment in China Rewards, and no further payments are required.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance decreased $5,395, which is attributable to the timing of payments made to loyalty partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners. Revenues generated in the final two months of 2013 that are typically higher as a result of promotional activities at the end of the calendar year, are not payable until the beginning of 2014.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31	June 30,
(In thousands of US dollars) (unaudited)	2014	2013	2013
Cash and cash equivalents	$59,614	$64,188	$46,646
Restricted cash	1,602	1,602	1,608
Funds receivable from payment processors	6,882	9,071	6,080
Total funds available	68,098	74,861	54,334
Payable to loyalty program partners	50,716	56,111	40,891
NET OPERATING CASH[1]	$17,392	$18,750	$13,443

Total current assets	72,403	78,472	56,988
Total current liabilities	56,515	62,028	45,303
WORKING CAPITAL	$15,888	$16,444	$11,685

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

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The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2014, the Corporation continues to remain debt-free with $17,392 of net operating cash (December 31, 2013 – $18,750). Net operating cash decreased $1,358 from December 31, 2013 primarily due to the investment in China Rewards in the amount of $1,500, purchase of Accruity Inc. with cash consideration paid in the amount of $1,511, change in other working capital balances, partially offset by positive Adjusted EBITDA generated through the period.

The Corporation’s working capital (defined as current assets minus current liabilities) was $15,888 at June 30, 2014 compared to working capital of $16,444 as at December 31, 2013. Working capital decreased primarily due to the investment in China Rewards, purchase of Accruity Inc., offset by Adjusted EBITDA generated during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The change in cash and cash equivalents is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online.

Sources and Uses of Cash

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars) (unaudited)	2014	2013	2014	2013
Operating activities	$5,083	$8,850	$258	$3,294
Investing activities	(3,644)	(1,331)	(4,131)	(1,838)
Financing activities	(717)	(413)	(644)	(225)
Effects of exchange rates	(53)	(71)	(57)	307
Change in cash and cash equivalents	$669	$7,035	$(4,574)	$1,538

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. In the second quarter of 2014, the Corporation experienced an increase in cash inflows due to timing of receipt of payments from select partners promotional activities and the timing of payments to loyalty partners related to promotional activities.

Cash flows from operating activities decreased $3,767 from the prior year quarter, and decreased $3,036 on a year-to-date basis, and this was primarily related to a decrease in security deposits in 2013, and changes in receivable and payable balances related to activities with loyalty partners.

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Investing Activities

Cash used in investing activities increased $2,313 from the prior year quarter, and $2,293 on a year-to-date basis. The change from prior periods was primarily attributable to the Corporation’s final tranche payment in China Rewards in the amount of $1,500, and purchase of Accruity Inc. with cash consideration paid in the amount of $1,511. The Corporation has fully funded its investment in China Rewards.

As the Corporation continues to develop innovative loyalty products and advance its open platform strategy, it expects to add technology resources in this area, and will fund these expenditures as well as other capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities for the six month period ended June 30, 2014, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+

Operating leases(1)	$2,351	$794	$788	$745	$24	$-
Principal revenue(2)	222,634	61,522	104,497	96,369	256	-
	$224,985	$62,316	$105,285	$97,110	$274	$-

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.
(3) The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles/points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $1,400 on the balance sheet representing mileage inventory as part of prepaid and other assets and related to one revenue guarantee that was not met in 2013. This inventory will be drawn down after the Corporation has met its 2014 revenue guarantee requirement.

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Transactions with Related Parties

The Corporation has entered into an agreement with a company whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the six month period ending June 30, 2014 was $71. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee and the Corporation’s Board of Directors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 115,400 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at July 30, 2014 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price
Options	August 21, 2014	4,608	3.70
Options	November 16, 2014	1,657	3.40
Options	February 11, 2015	31,521	5.00
Options	March 22, 2015	73,593	4.60
Options	May 21, 2015	4,021	5.30
Total		115,400

OUTSTANDING SHARE DATA

As of July 30, 2014, the Corporation has 15,403,107 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 555,464 common shares. The options have exercise prices ranging from $3.40 to $30.84 with a weighted average exercise price of $9.70. The expiration dates of the options range from August 21, 2014 to March 17, 2019.

The following table lists the common shares issued and outstanding as at July 30, 2014 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

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	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,403,107
Convertible Securities: Share options	555,464	CAD$ 8,449,029
Common Shares Issued & Potentially Issuable	15,958,571	CAD$ 8,449,029
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	457,408

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
June 30, 2014	$70,445	$1,220	$0.08	$0.08
March 31, 2014	$58,257	$443	$0.03	$0.03
December 31, 2013	$69,087	$2,291	$0.15	$0.15
September 30,2013	$54,441	$1,145	$0.08	$0.07
June 30, 2013	$41,924	$218	$0.01	$0.01
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05

With over a decade of experience working with loyalty program partners, the Corporation has established a growing base of transactional business activity. The Corporation has continued to add new relationships with loyalty programs over the course of the past ten years, and has expanded relationships with existing loyalty partners. Through the use of direct marketing techniques with loyalty programs, the Corporation has expanded the reach of its products into the membership base of the Corporation’s partner network. Over the years, and through the addition of new partnerships and a better understanding of loyalty partners’ membership base, the Corporation has experienced year-over-year growth in transaction levels and revenue. The Corporation’s revenue and overall profitability will be impacted by the addition of new loyalty program partners, the level of marketing and promotional activity carried out during the year with loyalty program members, and the introduction of new loyalty based products to the existing loyalty partnership base.

Based on the Corporation’s experience, the first quarter has typically been the lowest revenue quarter in a year as a result of lower promotions and consumer spending after the December holiday season. Revenue in the second and third quarters, in the absence of any new product or partner launches, has historically fluctuated with the level of direct marketing activity carried out with individual loyalty program members. Revenues for the second quarter of 2014 were the highest in the Corporation’s history, and this was the result of the launch of new partnerships over the course of the past twelve months, in addition to effective marketing activity carried out with loyalty program members during this quarter.

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Net income of the Corporation is primarily impacted by revenues generated in each quarter, which is influenced by the degree of marketing and promotional activity carried out with loyalty program members, the addition of new partnerships, as well as changes in ongoing operating expenses. Ongoing operating expenses are impacted by the long-term objectives of the Corporation. Ongoing operating expenses have increased over the course of 2013 and 2014, and this has primarily been the result of higher employment costs tied to head-count additions. Throughout the course of 2013, as well as 2014, the Corporation made strategic investments in the key areas of marketing, product and software development, and business development. Beginning in the third quarter of 2013, the increased cost associated with head-count additions added since 2012 have been offset by the incremental gross margin recorded on new partner launches. While the increase in net income compared to prior periods is not necessarily indicative of net income to be seen in future periods, it is a reflection of the Corporation’s return on investments made the course of 2013 and 2014.

For the quarter ended December 31, 2012, net income of $5,638 was higher than previous quarters due to the recognition of certain future tax benefits associated with previously unrecognized deferred tax assets in Canada. This tax asset recognition is not expected to repeat in future periods. Instead, the Corporation will begin to apply a corporate tax rate of approximately 26% on pre-tax income. This tax impact on earnings has been applied in 2013 and 2014, and is expected to appear in future periods.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2013. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

Recent accounting pronouncements are listed below:

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers except leases, financial instruments and insurance contracts. The standard is effective for annual periods beginning on or after January 1, 2017 with retroactive application.

IFRS 9 (2014) addresses classification and measurement of financial assets and liabilities, including impairment of financial assets, and hedge accounting. Under this standard, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The accounting model for financial liabilities is largely unchanged from IAS 39 except for the presentation of the impact of own credit risk on financial liabilities designated at fair value through profit or loss account. The new general hedge accounting principles under IFRS 9 are aimed to align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it is expected to provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

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IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. The Company is in process of evaluating the impact of IFRS 9 on the Company’s financial statements.

The Corporation is assessing the impact of these standards and amendments on our consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2013. There have been no changes during the quarter ended June 30, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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